Exhibit 99.1

Technical Board of Appeal of the European Patent Office Issues Oral Ruling that NuCana’s ‘190 Patent is Not Valid

Ruling Has No Impact on NuCana’s Anti-Cancer ProTide Patents

Munich, Germany, March 24, 2023 (GLOBE NEWSWIRE) - NuCana plc (NASDAQ: NCNA) announced that, following a hearing on March 24, 2023, the Technical Board of Appeal (the “TBA”) of the European Patent Office (the “EPO”) issued an oral judgement that NuCana’s European Patent 2955190 (the “’190 patent”) is not valid.

The TBA reversed the previous decisions of the EPO’s Examination Division which issued NuCana’s ‘190 patent and of the EPO’s Opposition Division which upheld this patent in 2021. In July 2022, the Regional Court of Dusseldorf issued a judgement that fully endorsed the decision of the EPO’s Opposition Division.

The TBA considered a part of Claim 1 of the ‘190 patent to lack an inventive step and did not allow NuCana to overcome this finding by an appropriate amendment of the claims in line with established case law of the EPO. “This aspect of the decision is particularly disappointing,” said Dr. Thorsten Bausch, Senior Partner at Hoffmann Eitle, who represented NuCana at the hearing.

This follows on from the judgement of the Patents Court of England and Wales handed down on March 21, 2023 which held that the ‘190 patent was invalid in the UK.

Neither of these decisions affect the patent protection on any of NuCana’s anti-cancer ProTides, which are covered by separate patents that were not involved in this litigation.

Hugh S. Griffith, NuCana’s Founder and CEO, said: “While we are disappointed by these decisions, they do not impact our core business of developing innovative new medicines for the treatment of patients with cancer. NuCana is well-capitalized, all of our clinical programs remain on track and we expect multiple data announcements in 2023.”

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373, in combination with other agents, is in a Phase 1b/2 study in patients with metastatic colorectal cancer. NuCana has also initiated a randomized Phase 2 study of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. In addition, NuCana has initiated a Phase 1b/2 modular study of NUC-3373 in combination with other agents, including the PD-1 inhibitor pembrolizumab, in patients with advanced solid tumors to identify additional indications for development. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog. NUC-7738 is in the Phase 2 part of a Phase 1/2 study in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on April 27, 2022, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com